CGI Group Inc. 1350 René-Lévesque Blvd. West 25th Floor Montréal, Québec H3G 1T4 Canada Tel. 514-841-3200 | Fax 514.841.3299

cgi.com

May 14, 2014

Daniel L. Gordon

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Distributed by e-mail and courier

Re:	CGI Group Inc.

Form 40-F for the year ended September 30, 2013

Filed December 23, 2013

File No: 000-29716

Dear Mr. Gordon,

The following is in response to your supplemental comment letter dated April 30, 2014.

To facilitate your review of the document, we have repeated the staff’s comments followed by the responses of CGI Group Inc. (‘CGI’ or ‘we’).

All dollar amounts are in Canadian dollars unless stated otherwise.

Experience the commitment®

Form 40-F for the year ended September 30, 2013

19. Share-based payments, page 44

1. We note your response to comment two of our letter dated February 27, 2014. Please tell us, and disclose in future filings, the amount of employer contributions expensed for the periods presented regarding the Share Purchase Plan.

The employer contributions expensed in 2013 and 2012 amounted to $52,542,000 and $45,667,000 respectively. We will disclose this information in future filings.

25. Investments in subsidiaries, page 48

2. We note your response to comment three of our letter dated February 27, 2014. With respect to the adjustment for the estimated losses on contracts, please address the following comments in reasonable detail:

Tell us, and quantify to the extent practicable, the specific factors that caused the significant increase of the estimated losses on contracts.

The following describes the specific factors relating to contracts signed before CGI’s acquisition of Logica plc (‘Logica’) and that caused the increase of $142,173,000 in estimated losses on contracts:

•	An underestimation of the complexity of Logica’s delivery obligations and its inability to implement and/or realize Logica’s planned cost savings initiatives amounted to approximately $90 million of the estimated losses on contracts. For example, Logica signed a 10 year contract in 2011 with a total value of approximately $363 million for services which included the deployment of a new platform in specific locations. After the first deployment was delayed from April 2012 to December 2012, we came to the conclusion that the deployment of the platform to the other 34 planned locations would take more time and be more costly.

•	Following an analysis of the failure on August 23rd, 2012 of a pilot system related to a contract that was signed in January 2011, we discovered that some of the work done prior to the acquisition date did not meet Logica’s contractual obligations, including failing to meet the required quality standards, resulting in parts of the solutions having to be replaced or rebuilt. The additional costs to do so were estimated at approximately $42 million and an adjustment was made.

•	Logica and one of its clients failed to resolve a dispute over the scope of a project. Logica originally had anticipated that the dispute would be resolved favorably. We estimated that an additional $10 million of costs would need to be incurred to complete the project and to meet the scoping of the contract signed in January 2011.

Explain to us any difference between Logica and CGI as it relates to the evaluation of revenue-generating contracts for determining whether a loss provision is required. If there were any significant differences, tell us whether any adjustment was made to align Logica’s accounting policy with that of CGI and the amount of such adjustment. If there were no significant differences, explain to us the reason for the significant difference between the amount accrued by Logica and the amount estimated by CGI.

There are no significant differences in the accounting policy of Logica compared to the accounting policy of CGI in the evaluation of revenue-generating contracts for the purposes of determining whether a loss provision is required.

In its December 2011 annual report, Logica reported that its management performed a risk review of Logica’s top 100 contracts in terms of size, complexity, build-up of work in progress and status of delivery to the client. This included the largest, most complex and most challenging contracts across Logica. The review resulted in a contract charge of $61 million (£39 million). In addition, there were two significant long-term outsourcing contracts signed in 2011 that were identified to be ‘at risk’ but as the outcome of future ‘go-lives’ and upcoming client negotiations were unknown, Logica determined at the time that no loss provision was required for those contracts.

Following the acquisition, CGI assessed those 100 contracts as well as approximately 200 additional contracts which resulted in a detailed assessment of approximately 300 contracts.

In November 2012, based on a preliminary review of Logica’s contracts conducted shortly after the acquisition, CGI accounted for a provision for loss of $150 million in its preliminary purchase price allocation published in its September 30, 2012 annual financial statements.

Due to the number and complexity of contracts reviewed, CGI was only able to finalize its analysis in the third quarter of 2013. As a result of this exercise, CGI accounted for an additional loss of $142 million in its June 30, 2013 quarterly financial statements, mostly in relation to the two significant high risk contracts signed in 2011 as noted above and for which a description is provided in the first part of question 2.

Tell us when you expect this accrued liability for estimated losses to be diminished.

As of March 31, 2014, we expect to utilise $60 million, $70 million and $23 million of the accrued liability in fiscal 2014, 2015 and 2016, respectively, leaving a remaining balance of $14 million at the end of fiscal 2016. This remaining balance will mostly be utilised on a straight-line basis until 2021. The drawdown of the accrual is based on the estimated timing of the effort required to achieve certain project milestones / deliverables and can vary as circumstances dictate including the impact of fluctuating exchange rates.

3. We note from your response to comment 5 of our previous letter that $167 million of the decrease in accounts receivable reflects the net impact of July’s invoicing and 50 days of accounts receivable collections. Please provide us with the gross amounts of invoicing, collections made and any other adjustments included in the $167 million net decrease during this period. Additionally, please provide us with further analysis of this activity, quantifying the decrease attributed to lack of chargeability due to vacations taken during the summer and any changes in collections of accounts receivable during this period compared to the comparable period in 2013.

The $167 million decrease represents variances in value that occurred in the normal course of operations. We are not able to, with reasonable effort, provide the gross invoicing and collection amounts, as this information was contained in the 22 different accounting systems used by Logica. Subsequent to the acquisition of Logica and as part of our integration plan we migrated these financial systems onto our single corporate ERP system and have since retired the old systems and archived their data. We did not migrate the historical data from these systems so we would need to go back to the archived data.

The decrease of $167 million is comparable to the decrease of approximately $237M in accounts receivable of our European operations that occurred between June 30, 2013 and August 31, 2013 and is the reflection of usual and expected slowdown in business due to summer vacations.

The preliminary purchase allocation of Logica as at August 20, 2012 was used to produce the CGI pro-forma consolidated balance sheet as at June 30, 2012 included in the Business Acquisition Report that we filed in Canada as per applicable Canadian regulation. As indicated in note 25 to CGI’s 2013 annual financial statements, the fair value of Logica’s accounts receivable as at August 20, 2012 approximates the gross amount due under the contracts (i.e. there were no significant adjustments for allowances for doubtful accounts or other fair value adjustments).

4. We also note that the accounts receivable balance as of August 20, 2012 does not reflect billings for the month of August. Please quantify the amount of revenue generating activity that was not billed and how it was accounted for as of August 20, 2012.

The amount of revenue generating activity for the period between August 1st and August 20, 2012 was approximately $250 million. We are not able to confirm, with reasonable effort, that this amount was all accounted for in work in progress since we do not have the impact of the consumption of deferred revenue and any other pre-billing activities prior to the acquisition date.

5. We note your response to comment 6 of our previous letter. Please elaborate on the scope of the revenue recognition alignment assessment by telling us if the 300 contracts reviewed for revenue recognition alignment were all outsourcing contracts and quantify the amount of contracts reviewed as a percentage of total contracts eligible for review and as percentage of projected revenue of the contracts.

Our coverage analysis was performed on a percentage of annual revenue basis.

After our review of Logica’s total engagement portfolio and their accounting policies, we categorized Logica’s contracts into the following categories:

1)	Contracts in line with CGI’s accounting policy and with no need of revenue recognition alignment and/or provision for loss. These contracts represented 51% of Logica’s total annual revenues and were mostly for ‘time and material’ service contracts.

2)	The remaining 49% of revenue was made up of fixed price outsourcing and systems integration contracts. Approximately 63% of these fixed price outsourcing and systems integration contracts, in terms of revenue, was covered as part of our overall assessment of approximately 300 of Logica’s contracts referred to above and which could potentially require revenue recognition adjustments and/or a provision for loss.

In addition, each CGI business unit confirmed that the cumulative impact of any unadjusted differences represented less than 0.25% of its revenue.

Should the staff have any comments or questions or require any additional information, please contact the undersigned at (514) 841-3224 or François Boulanger, Senior Vice-President and Corporate Controller, at (514) 841-3359.

Yours truly,

/s/ R. David Anderson
R. David Anderson Executive Vice-President and Chief Financial Officer